Alamos Gold and Richmont Mines Announce Receipt of Interim Court
Order, Special Meetings of Shareholders and Mailing of Information Circular
TORONTO, ONTARIO (October 24, 2017) - Alamos Gold Inc. (“Alamos”) (TSX:AGI; NYSE:AGI) and Richmont Mines Inc. ("Richmont") (TSX:RIC; NYSE:RIC) today announced that Alamos and Richmont have been granted an interim order from the Quebec Superior Court (Commercial Division) authorizing various matters, including the holding of special meetings of Alamos and Richmont shareholders to consider the proposed plan of arrangement (the “Transaction”) whereby Alamos will acquire all of the issued and outstanding shares of Richmont, and the mailing of the joint information circular.
The special meetings of Alamos and Richmont shareholders to consider the Transaction will be held on November 16, 2017 at the offices of Fasken Martineau DuMoulin LLP, 333 Bay Street, 24th Floor, Toronto, Ontario M5H 2T6. Richmont’s special meeting will commence at 10:00 a.m. (Eastern time) followed by Alamos’ special meeting of shareholders at 10:30 a.m. (Eastern Time). Shareholders of record as of the close of business on October 17, 2017 will be eligible to vote at the special meetings.
Alamos and Richmont have prepared a joint information circular with respect to the Transaction which will be mailed to shareholders of record as of October 17, 2017. The information circular will also be available on SEDAR (www.sedar.com), EDGAR (www.sec.gov) and the Alamos and Richmont websites at www.alamosgold.com and www.richmont-mines.com.
Alamos and Richmont’s Board of Directors unanimously recommend that their shareholders vote in favor of the proposed Transaction.
About Alamos Gold Inc.
Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson mine in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,300 people and is committed to the highest standards of sustainable development. The Company's shares are traded on the TSX and NYSE under the symbol "AGI".
About Richmont Mines Inc.
Richmont Mines currently produces gold from the Island Gold Mine in Ontario and is also advancing development of the significant high-grade resource extension to the east and at depth. With more than 35 years of experience in gold production, exploration and development, and prudent financial management, the Corporation has successfully positioned the Island Gold Mine to cost-effectively build its Canadian reserve base and to enter its next phase of growth. The Corporation’s shares are traded on the TSX and NYSE under the symbol “RIC”.
For further information please visit the Alamos and Richmont websites at www.alamosgold.com or www.richmont-mines.com or contact:

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Scott Parsons Vice-President, Investor Relations Alamos Gold Inc. 416-368-9932 x 5439 sparsons@alamosgold.com	Anne Day Senior Vice President, Investor Relations Richmont Mines Inc. 416-368-0291 ext. 105 aday@richmont-mines.com

Cautionary Note – Forward Looking Statements

This News Release contains "forward-looking statements". All statements other than statements of historical fact included in this release, are forward-looking statements that involve various risks and uncertainties and are based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might", “have potential” or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements.
Please consult the section titled "Risk Factors" in Alamos' Annual Information Form and other disclosures of "Risk Factors" by Alamos, available on SEDAR and EDGAR. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.
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